Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity ORBITAL CORPORATION LIMITED
ABN 32 009 344 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terry Dewayne STINSON
Date of last notice	5 September 2011

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Interest held directly
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	22 October 2014
No. of securities held prior to change	A) Ordinary Fully Paid Shares: 392,690 B) Executive Long Term Share Plan Rights: 3,035,000 C) Performance Rights: 1,150,000 D) Unlisted Performance Share Rights: Nil
Class	A) Ordinary Fully Paid Shares B) Executive Long Term Share Plan Rights C) Performance Rights D) Unlisted Performance Share Rights
Number acquired	A) Ordinary Fully Paid Shares: Nil B) Executive Long Term Share Plan Rights: Nil C) Performance Rights: Nil D) Unlisted Performance Share Rights: 1,500,000
Number disposed	A) Ordinary Fully Paid Shares: Nil B) Executive Long Term Share Plan Rights: 3,035,000 C) Performance Rights: 1,150,000 D) Unlisted Performance Share Rights Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A) Ordinary Fully Paid Shares: N/A B) Executive Long Term Share Plan Rights: $nil C) Performance Rights: $nil D) Unlisted Performance Share Rights: $nil
No. of securities held after change	A) Ordinary Fully Paid Shares: 392,690 B) Executive Long Term Share Plan Rights: Nil C) Performance Rights: Nil D) Unlisted Performance Share Rights: 1,500,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Issue of Performance Share Rights under Performance Rights Plan as approved by shareholders on 21 October 2014.

Existing Executive Long Term Share Plan and Performance Rights Plan cancelled on approval by shareholders of new Performance Rights Plan.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	Not applicable
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided, on what date was this provided?

+ See chapter 19 for defined terms.

01/01/2011

Appendix 3Y  Page 1